

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2022

Pun Leung Liu
Chief Financial Officer
YXT.COM Group Holding Limited
Floor 20, Building 2, No. 209, Zhuyuan Road
High-tech District, Suzhou,
Jiangsu, 215011, People's Republic of China

>   **Re: YXT.COM Group Holding Limited**
>   **Amendment No. 3 to Draft Registration Statement on Form F-1**
>   **Submitted September 15, 2022**
>   **CIK No. 0001872090**

Dear Pun Leung Liu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 3, 2021 letter.

Amendment No. 3 to Draft Registration Statement on Form F-1

Cover Page

1.   Please revise the cover page to clarify that all of the legal and operational risks associated with being based in China could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Also disclose on the cover page whether and how the Holding Foreign Companies Accountable Act (including the Accelerating Holding Foreign Companies Accountable Act) and related regulations will affect your company.

2. We note your disclosure on page 10; however, please expand your disclose on the cover page related to the transfer of cash through your organization to disclose here whether the company has written cash management policies and procedures that dictate how funds are transferred and, if so, describe these policies and procedures. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

Prospectus Summary, page 6

3. We note your disclosure that you have obtained all approvals required for your operations in China. Please expand your disclosure to discuss whether you have obtained all permissions or approvals to offer the securities being registered to foreign investors. Also, if you determine no permissions are required, provide an explanation as to whether you consulted counsel and, if not, why you did not consult counsel and why you believe you do not need any permissions or approvals.

Summary of Risk Factors, page 12

4. For each risk factor related to doing business in China in your summary of risk factors, provide a specific cross-reference to the more detailed risk factor.

Implication of the Holding Foreign Companies Accountable Act, page 14

5. Expand your disclosure here to expressly disclose that an exchange may determine to delist your securities if the PCAOB determines that it cannot inspect or investigate completely your auditor.

Conventions which Apply to This Prospectus, page 15

6. Please revise the definition of "China" and "PRC" to include Taiwan, Hong Kong and Macau and clarify that the only time "China" and "PRC" does not include Taiwan, Hong Kong or Macau is when you reference specific laws and regulations adopted by the PRC.

Our Summary Consolidated Financial Data and Operating Data, page 19

7. We note your presentation of pro forma net loss per share for the six months ended June 30, 2022. Please revise to also present pro forma net loss per share for the year ended December 31, 2021.

VIE Consolidating Schedule (Unaudited), page 23

8. Please revise to provide disclosure clarifying which entities are included in the column "primary beneficiaries of the VIEs" and confirm whether this column represents the WFOEs.

Consolidated Financial Statements
1. Principal Activities and Organization
(b) History of the Group and Basis of Presentation for the Reorganization, page F-14

9.   Considering the nature of the relationships with the VIEs, please revise the headers on page F-15 to remove the references to "direct or indirect ownership."

20. Commitments and Contingencies, page F-67

10.   We note your disclosure here that the Winding-up Proceedings have been stayed pending determination of the HKIAC Arbitration. In order to provide more clarity, please revise to disclose information about the HKIAC Arbitration here.

General

11.   Please update your analysis supporting your contention that the Company may properly rely on Rule 3a-8 under the Investment Company Act of 1940 (the "1940 Act") by providing recent numbers and percentages relevant to the requirements of Rule 3a-8(a)(1), (2), (3), and (4). To the extent that your response relies on imputing the income, assets, etc., of the VIEs to the Company and/or its subsidiaries, please provide a legal analysis under Rule 3a-8 supporting such imputation.

12.   The Commission has described bona fide research and development ("R&D") companies as companies that ". . . raise large amounts of capital, invest the proceeds and use the principal and return on these investments to fund their operations during their lengthy product development phase. An R&D company may also purchase a non-controlling equity stake in another company as part of a strategic alliance with the other company to conduct research and develop products jointly." Refer to *Certain Research and Development Companies*, Investment Company Act Rel. No. 26077 (June 16, 2003) ("Adopting Release"). Please expand on your analysis of the applicability of Rule 3a-8 to the Company by providing support for your contention that the Company is currently engaged in a product development phase of the kind described by the Commission in the Adopting Release. Your response should, among other things, identify the product(s) currently under development, disclose the number of personnel dedicated to R&D activities that are employed by each subsidiary, and describe the facilities and other infrastructure of each subsidiary dedicated to R&D. To the extent that your response relies on imputing the personnel, assets, etc., of the VIEs to the Company and/or its subsidiaries, please provide a legal analysis supporting such imputation as a means of adherence to Rule 3a-8. For avoidance of doubt, this analysis should address whether an issuer may rely on Rule 3a-8 on the basis of assets, income, and activities of entities (such as the VIEs) in which the Company does not have a direct equity stake, citing any supporting Commission statements or staff guidance.

13.   On page 5 of the prospectus, the Company states that the VIEs "hold our key operating licenses, provide services to our customers, enter into contracts with our suppliers, and

employ our workforce." Please specify the percentage of the Company's workforce currently employed by each VIE and the percentage of the Company's customers serviced by each VIE. Also, provide in your response a list and description of the licenses held by each VIE.

14.   In your response to prior comment 3 and in the related disclosure, you indicate that if the Company is unable to rely on Rule 3a-8 under the 1940 Act, the Company would liquidate certain assets and rely on the exemption provided by Rule 3a-1 under the 1940 Act. You further indicate that if the Company's ability to rely on Rule 3a-8 were called into question as a result of the loss of primary control by the WFOEs over the VIEs, the Company could rely on the exemption provided by Rule 3a-2 under the 1940 Act. We note that the Commission has stated that an intent to ultimately rely on Rule 3a-1 may not constitute a bona fide intent to be engaged primarily in a noninvestment business for purposes of Rule 3a-2. See *Transient Investment Companies,* Investment Company Act Rel. No. 11552 (Jan. 14, 1981). Please clarify whether there are any circumstances in which the Company may seek to rely on Rule 3a-2 before transitioning to reliance on Rule 3a-1. If any such circumstances exist, please provide a legal analysis supporting such an approach.

 You may contact Brittany Ebbertt, Senior Staff Accountant, at (202) 551-3572 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Li He